

16012128

.D STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
Part III



SEC FILE NUMBER
8- 13987

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/15 (MM/DD/YY) AND ENDING 12/31/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER: Voya Financial Advisors, Inc.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

900 Locust Street
(No. and Street)

Des Moines	IA	50309
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kristin Hultgren — 860-580-1798
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ERNST & YOUNG LLP
(Name - *if individual, state last, first, middle name*)

55 IVAN ALLEN JR BLVD, SUITE 1000	ATLANTA	GA	30308
(Address)	(City)	(State)	(Zip Code)

SEC Mail Processing Section
FEB 29 2016
Washington DC
413

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240. 17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Kristin Hultgren, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

Voya Financial Advisors, Inc, as of

December 31, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Financial Operations Principal
Title

Notary Public

My Commission Exp. Oct 31, 2016



NOTARY
PUBLIC
CONNECTICUT

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to the methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240. 17a-5(e)(3).*

Voya Financial Advisors, Inc.
Statement of Financial Condition
December 31, 2015

Contents


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Report of Independent Registered Public Accounting Firm

Stockholder and Board of Directors
Voya Financial Advisors, Inc.

We have audited the accompanying statement of financial condition of Voya Financial Advisors, Inc. (the Company) as of December 31, 2015. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Voya Financial Advisors, Inc. at December 31, 2015, in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP

Atlanta, GA
February 26, 2016

Voya Financial Advisors, Inc.
Statement of Financial Condition
December 31, 2015

Assets		
Cash	$	64,717,646
Securities owned, at fair value		441,313
Commissions and concessions receivable		13,488,644
Accounts receivable, net of allowance of $176,574		5,043,456
Prepaid expenses		2,642,906
Receivable from affiliates, including $502,521 receivable under tax sharing agreement		5,015,325
Notes receivable, net of amortization		8,148,730
Intangibles, net of accumulated amortization of $2,756,575		2,205,259
Deferred compensation plan investment		31,139,936
Other assets		180,146
Total assets	$	133,023,361
Liabilities and stockholder's equity		
Liabilities:		
Securities sold, not yet purchased, at market value	$	99,634
Commissions and concessions payable		17,835,885
Accounts payable and other accrued liabilities		3,660,262
Payable to affiliates		10,056,143
Deferred compensation plans accrued liabilities		33,901,681
Other liabilities		9,205,970
Total liabilities		74,759,575
Contingencies (Note 6)		
Stockholder's equity:		
Common stock ($10 par value; 5,000 shares authorized; 1,500 issued and outstanding)		15,000
Additional paid-in capital		73,789,275
Accumulated deficit		(15,540,489)
Total stockholder's equity		58,263,786
Total liabilities and stockholder's equity	$	133,023,361

The accompanying notes are an integral part of these financial statements.

1. Nature of Business and Ownership

Voya Financial Advisors, Inc. (the "Company"), which changed its name from ING Financial Partners, Inc. on September 1, 2014, is a broker-dealer registered under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is an indirect, wholly-owned subsidiary of Voya Holdings Inc. ("Parent" formerly Lion Connecticut Holdings, Inc.), and ultimately of Voya Financial, Inc. (formerly known as ING U.S., Inc.).

The Company is a fully disclosed broker-dealer and clears all securities transactions through an unaffiliated clearing broker. The Company does not carry customer accounts and is not required to make periodic computation of reserve requirements for the exclusive benefit of customers. Therefore, the Company is exempt from Securities and Exchange Commission ("SEC") Rule 15c3-3.

Prior to May 2013, Voya Financial, Inc. was an indirect, wholly-owned subsidiary of ING Groep N.V. ("ING Group" or "ING"), a global financial services holding company based in The Netherlands, with American Depository Shares listed on the New York Stock Exchange. In 2009, ING Group announced the anticipated separation of its global banking and insurance businesses, including the divestiture of Voya Financial, Inc. On April 11, 2013, Voya Financial, Inc. announced plans to rebrand as Voya Financial. On May 2, 2013, the common stock of Voya Financial, Inc. began trading on the New York Stock Exchange under the symbol "VOYA." On May 7, 2013 and May 31, 2013, Voya Financial, Inc. completed its initial public offering of common stock, including the issuance and sale by Voya Financial, Inc. of 30,769,230 shares of common stock and the sale by ING Insurance International B.V. ("ING International"), an indirect wholly owned subsidiary of ING Group and previously the sole stockholder of Voya Financial, Inc., of 44,201,773 shares of outstanding common stock of Voya Financial, Inc. (collectively, the "IPO"). On September 30, 2013, ING International transferred all of its remaining shares of Voya Financial, Inc. common stock to ING Group.

On October 29, 2013, ING Group completed a sale of 37,950,000 shares of common stock of Voya Financial, Inc. in a registered public offering ("Secondary Offering"), reducing ING Group's ownership in voya Financial, Inc. to 57%.

Throughout 2014, ING Group completed sales of an aggregate of 82,783,006 shares of common stock of Voya Financial, Inc. in a series of three registered public offerings. Also during 2014, pursuant to terms of share repurchase agreements between ING Group and Voya Financial, Inc., Voya Financial, Inc. acquired 19,447,847 shares of its common stock from ING Group. As of the end of 2014, ING Group's ownership of Voya Financial, Inc. had been reduced to approximately 19.0%.

In March of 2015, ING Group completed a sale of 32,018,100 shares of common stock of Voya Financial, Inc. in a registered public offering . Concurrently with this offering, pursuant to the terms of a share repurchase agreement between ING Group and Voya Financial, Inc., Voya Financial, Inc. acquired 13,599,274 shares of its common stock from ING Group.

As a result of these transactions, ING Group satisfied the provisions of its agreement with the European Union regarding the divestment of its U.S. insurance and investment operations, which required ING Group to divest 100.0% of its ownership interest in Voya Financial, Inc. together with its subsidiaries, including the Company, by the end of 2016. ING Group continues to hold warrants to purchase up to 26,050,846 shares of Voya Financial, Inc. common stock at an exercise price of $48.75, in each case subject to adjustments.

2. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States ("U.S. GAAP").

Use of Estimates

The preparation of the financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Management believes that the estimates utilized in preparing its financial statements are reasonable and prudent. Actual results could differ from those estimates.

Cash

Cash represents cash on deposit.

Securities Owned

Marketable securities that are bought and held principally for the purpose of selling them in the near term are classified as trading securities. Trading securities are carried at fair value.

Accounts Receivable

Accounts receivable are reported in the Statement of Financial Condition at net realizable value. Based on management's assessment, the Company provides for estimated uncollectible amounts through a valuation allowance in the period that the receivable is determined to be uncollectible.

Prepaid Expenses

The Company classifies expenses that are paid before the benefit is received as prepaid expense in the Statement of Financial Condition. This prepaid expense is charged to operations ratably over the period of benefit.

Notes Receivable

The Company loans money to certain of its registered representatives under two types of promissory note agreements, which bear interest at various rates. One such agreement is a forgivable promissory note and the other is a payback promissory note which is described more fully below.

Each forgivable note contains a provision for forgiveness of principal and accrued interest if the registered representative meets specified requirements within the agreement. Forgivable notes can include a specified commission production requirement or a requirement based on the Registered Representative maintaining their securities registration with the Company. The forgiveness determination is made at specified intervals that coincide with scheduled principal and interest payments. The Company amortizes the principal balance of the notes into operations as commissions expense over the contractual term of the notes. Notes receivable relating to these loan agreements in the amount of $7,718,445 is reported in Notes receivable on the Statement of Financial Condition. There was no allowance for bad debt relating to these loan agreements as of December 31, 2015.

The payback notes are payable by registered representatives to the broker-dealer and are due at various maturity dates. Notes receivables relating to these loan agreements in the amount of $430,285 is reported at December 31, 2015 within

Notes receivable on the Statement of Financial Condition. There was no allowance for bad debt relating to these loan agreements as of December 31, 2015.

Intangibles

On January 1, 2011. the Company purchased 973 registered representatives, and their related customer accounts from its affiliate, Voya Financial Partners, LLC (formerly ING Financial Advisers, LLC) via a sale of assets. The purpose of this transfer was to consolidate Voya's retail broker-dealer activities into one firm. Intangibles are being amortized on a straight-line basis over a period of 9 years and are stated, net of accumulated amortization, in the amount of $2,205,259 on the Statement of Financial Condition. Definite-lived intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that their carrying amount may not be recoverable (i.e., carrying amount exceeds fair value of the intangible).

Income Taxes

Deferred income tax assets and liabilities reflect temporary differences between the tax basis of assets and liabilities and their reported amounts in the financial statements that will result in taxable or deductible amounts in future years.

Securities Sold, Not yet Purchased

Securities sold, not yet purchased, are recorded at fair value. Fair value is generally determined by quoted prices on national exchanges. If listed market prices are not available, fair value is determined based on relevant factors, including broker or dealer price quotations. Securities sold, not yet purchased, represent obligations to deliver specified securities sold short at prevailing market prices in the future to satisfy these obligations, generally within three business days.

Commissions and Concessions Receivable

Commissions and concessions receivable reflect commissions earned but not yet received on products sold and fee income.

Commissions and Concessions Payable

Commissions and concessions payable reflect the compensation to be paid to agents for products sold and advisory services.

Financial Instruments with Off-Balance Sheet Risk

The securities transactions of the Company's customers are introduced on a fully disclosed basis with a clearing broker-dealer. The Company holds no customer funds or securities. The clearing broker-dealer is responsible for execution, collection of and payment of funds, and receipt and delivery of securities relative to customer transactions. Off-balance sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments. In this event, the clearing broker-dealer may charge any related losses to the Company. The Company seeks to minimize this risk through procedures designed to monitor the creditworthiness of its customers and to ensure that customer transactions are executed properly by the clearing broker-dealer.

Subsequent Events

The Company has evaluated subsequent events for recognition and disclosure through the date the financial statements were issued.

Adoption of New Accounting Pronouncements

Discontinued Operations and Disposals

In April 2014, the FASB issued ASU 2014-08, "Presentation of Financial Statements (ASC Topic 205) and Property, Plant, and Equipment (ASC Topic 360): Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity" ("ASU 2014-08"), which requires the disposal of a component of an entity to be reported in discontinued operations if the disposal represents a strategic shift that has, or will have, a major effect on the entity's operations and financial results. The component should be reported in discontinued operations when it meets the criteria to be classified as held for sale, is disposed of by sale or is disposed of other than by sale.

The amendments also require additional disclosures about discontinued operations, including disclosures about an entity's significant continuing involvement with a discontinued operation and disclosures for a disposal of an individually significant component of an entity that does not qualify for discontinued operations.

The provisions of ASU 2014-08 were adopted prospectively by the Company on January 1, 2015. The adoption had no effect on the Company's financial condition, results of operations or cash flows.

Future Adoption of Accounting Pronouncements

Revenue from Contracts with Customers

In May 2014, the FASB issued ASU 2014-09, "Revenue from Contracts with Customers (ASC Topic 606)" ("ASU 2014-09"), which requires an entity to recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. Revenue is recognized when, or as, the entity satisfies a performance obligation under the contract. The standard also requires disclosures regarding the nature, amount, timing and uncertainty of revenue and cash flows arising from contracts with customers.

In August 2015, the FASB issued ASU 2015-14 to amend the effective date of ASU 2014-09 to fiscal years, and interim periods within those fiscal years, beginning after December 15, 2017. Early adoption is permitted as of the original effective date, which is January 1, 2017. The provisions of ASU 2014-09 are effective retrospectively. The Company is currently in the process of determining the impact of adoption of the provisions of ASU 2014-09.

3. Income Taxes

The results of the Company's operations are included in the consolidated tax return of Voya Financial, Inc. Generally, the Company's financial statements recognize the current and deferred income tax consequences that result from the Company's activities during the current and preceding periods pursuant to the provisions of Income Taxes (ASC 740) as if the Company were a separate taxpayer rather than a member of Voya Financial, Inc.'s consolidated income tax return group with the exception of any net operating loss carryforwards and capital loss carryforwards, which are recorded pursuant to the tax sharing agreement. If the Company instead were to follow a separate taxpayer approach without any exceptions, the current income tax benefit would be reduced by $1,483,962. Also, any current tax benefit related to the Company's tax attributes realized by virtue of its inclusion in the consolidated tax return of Voya Financial, Inc. would have been recorded directly to equity rather than income. Under the tax sharing agreement, Voya Financial, Inc. will pay the Company for the tax benefits of ordinary and capital losses only in the event that the consolidated tax group actually uses the tax benefit of losses generated.

Deferred income taxes have been established by each member of the consolidated group based upon the temporary differences within each entity. Significant components of the Company's deferred tax asset at December 31, 2015 are as follows:

Deferred tax assets:		
Federal Loss Carryforwards	$	676,492
Compensation and benefits		13,622,265
State deferred tax assets		2,265,240
Other		1,902,003
Total deferred tax asset	$	18,466,000
Deferred tax liability:		
Investments	$	566,006
Net deferred tax asset before tax valuation allowance		17,899,994
Less tax valuation allowance		(17,899,994)
Net deferred tax asset	$	—

Valuation allowances are provided when it is considered unlikely that deferred tax assets will be realized. Management believes that it is more likely than not that the benefit from federal and state net operating losses and temporary differences will not be realized. Accordingly, a valuation allowance of $17,899,994 has been provided on the deferred tax assets relating to these federal and state net operating losses and temporary differences.

The Company has reviewed and evaluated the relevant technical merits of each of its tax positions in accordance with ASC Topic 740, *Income Taxes*, and determined that there are no uncertain tax positions that would have a material impact on the financial statements of the Company.

During April 2015, the Internal Revenue Service ("IRS") completed its examination of Voya Financial, Inc. returns through tax year 2013. The 2013 audit settlement did not have a material impact on the Company. Voya Financial, Inc. is currently under audit by the IRS, and it is expected that the examination of tax year 2014 will be finalized within the next twelve months. Voya Financial, Inc. and the IRS have agreed to participate in the Compliance Assurance Process for the tax years 2014 through 2016.

4. Related-Party Transactions

The Company is allocated a portion of their general administrative expenses from its affiliates based on volume, number of personnel, and activity.

Receivables and payables with Voya and affiliated entities are settled in cash on a regular basis.

Amounts reported in the Statement of Financial Condition related to transactions and agreements with affiliates may not be the same as those recorded if the Company was not a wholly-owned subsidiary of its Parent.

On January 1, 2006, the Company entered into a perpetual marketing allowance agreement with Voya Insurance and Annuity Company ("VIAC"), an affiliate of the Company. Under the agreement, the Company provides VIAC with the opportunity to market its products by participating in national conferences, sales and annual meetings where VIAC is given the opportunity to educate and train the Company's registered representatives about VIAC products. To compensate the Company for providing these enhanced marketing and training opportunities, VIAC has agreed to make payments to the Company based on product sales and assets.

Effective January 1, 2012, the Company and Voya Investment Management LLC ("VIM"), an affiliate of the Company, entered into an agreement where VIM and/or its subsidiaries agree to pay the Company on average net assets invested in VIM Funds by the Company's clients.

Effective January 1, 2015, the Company entered into a selling agreement with Security Life of Denver Insurance Company ("SLD"), an affiliate of the Company. The Company agrees to provide SLD with opportunities to build relationships with and market to its registered representatives.

The Company sells variable life and annuity products and mutual funds issued by Voya Retirement Insurance and Annuity Company ("VRIAC"), ReliaStar Life Insurance Company ("RLIC"), SLD and VIAC, affiliates of the Company. The Company further facilitates payment of commissions from VRIAC, VIAC, SLD and RLIC directly to its registered representatives.

The Company distributes Voya mutual funds which are underwritten by Voya Investments Distributor, LLC, an affiliate of the Company.

The Company entered into an agreement with VIAC whereby the Company reimburses VIAC for certain services performed in connection with commission payments.

5. Employee and Registered Representative Benefits

401(k) and Pension Plans for Employees

The employees of affiliated companies providing services to the Company are covered by a variety of employee benefit plans (401(k), pension and deferred compensation plans) that are administered by affiliates. The different plans have various eligibility standards, vesting requirements, and guidelines for matching. The Company had no separate employee benefit plans in 2015 and relied on its affiliated companies to cover all eligible employees. All benefits paid by affiliates are charged back to the Company for reimbursement.

Deferred Compensation Plans for Employees and Registered Representatives

The Company maintains deferred compensation plans (Plans) for registered representatives and other eligible employees. Under the Plans, if certain eligibility requirements are met, a participant may defer a portion of their income, including commission and fee earnings, as applicable. Such amounts are Reported as Salaries and employee benefits expenses in the Statement of Operations. Additionally, the Company may, at its discretion, allocate additional amounts to participants. Participants may elect to have all or a portion of their deferred compensation account indexed to rates of return on a variety of investment options, including a fixed rate option. The Company accrues interest based upon the actual rate of return on the underlying investment index choice. Such amounts are reported in Salaries and employee benefits in the Statements of Operations. The plans are unfunded; therefore, benefits are paid from the general assets of the Company. However, for one of the Plans, the Company has made investments that mirror amounts and elections of the participants, of which $31,139,936 is included as a Deferred compensation plan investment on the Statement of Financial Condition and is carried at market value. The total of net participant deferrals, which is reflected within Deferred compensation plans accrued liabilities on the Statement of Financial Condition, was $33,901,681 at December 31, 2015.

6. Contingencies

The Company is party to claims, lawsuits, and/or arbitrations arising in the course of its normal business activities. While it is not possible to forecast the outcome of such lawsuits/arbitrations, in light of existing insurance and established reserves, it is the opinion of management that the disposition of such lawsuits/arbitrations will not have a materially adverse effect on the Company's operations or financial position.

The Company and its affiliates periodically receive informal and formal requests for information from various state and federal governmental agencies and self-regulatory organizations in connection with inquiries and investigations of the products and practices of the Company, its affiliates or the financial services industry. Such investigations and

inquiries could result in regulatory action against the Company. The potential outcome of any such action is difficult to predict but could subject the Company or its affiliates to adverse consequences, including, but not limited to, settlement payments, penalties, fines and other financial liability.

For some matters, the Company is able to estimate a possible range of loss. For such matters in which a loss is probable, an accrual is made. For matters where the Company, however, believes a loss is reasonably possible, but not probable, no accrual is required. For matters for which an accrual is made, but there remains a reasonably possible range of loss in excess of the amounts accrued or for matters where no accrual is required, the Company develops an estimate of the reasonably possible range of losses in excess of reserves. As of December 31, 2015, the aggregate range of reasonably possible losses in excess of any amounts accrued for these matters as of such date, is not material to the Company.

For other matters, the Company is currently not able to estimate the reasonably possible loss range or range of loss. The Company is often unable to estimate the possible loss or range of loss until developments in such matters have provided sufficient information to support an assessment of the range of possible loss, such as quantifications of a damage demand from plaintiffs, discovery from plaintiffs and other parties, investigation of factual allegations, rulings by a court on motions or appeals, analysis by experts and the progress of settlement discussions. On an ongoing basis, the Company reviews relevant information with respect to litigation and regulatory contingencies and updates the Company's accruals, disclosures and reasonably possible losses or ranges of loss.

7. Fair Value of Financial Instruments

ASC Topic 820, *Fair Value Measurements and Disclosures* (ASC Topic 820), defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair Value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by ASC Topic 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
- Level 2 inputs are inputs (other than quoted prices included in level 1) that are observable for the asset or liability, either directly or indirectly.
- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2015.

	Level 1	Level 2	Level 3	Total
Assets:				
Securities owned:				
Equities	56,626	—	—	56,626
Limited partnerships	—	—	8,545	8,545
REITS	—	—	376,142	376,142
Deferred compensation plan investment:				
Cash and money market funds	3,753,793	—	—	3,753,793
Mutual funds	27,386,143	—	—	27,386,143
Liabilities:				
Securities sold, not yet purchased				
Bonds	$ 97,921	$ —	$ —	$ 97,921
Equities	$ 1,713			$ 1,713

The Company assumed the ownership of certain limited partnership shares and REITS as a result of legal settlements. The partnerships, in which the Company owns shares, are primarily engaged in the business of the acquisition and development of commercial real estate, the drilling of natural gas development wells, and the trading of futures in agriculture, metals energy and interest rates. The securities are held as trading securities by the Company, but by their nature are illiquid investments with limited marketability. Therefore, the Company has referenced third-party information, which consists of financial statements providing net asset value, to determine the fair value of the investments as of December 31, 2015. As these securities do not have an active market through which fair value can be determined, the Company has classified the assets as Level 3 as of 2015.

The Level 3 investments incurred a net unrealized gain of $22,732 for the year ended December 31, 2015. No other changes in these investments occurred during 2015.

There have been no transfers between levels for the year ended December 31, 2015.

8. Capital Contributions

The Company received capital contributions of $10,000,000 and $5,000,000 from its parent on October 21, 2015 and December 22, 2015, respectively. During the course of the year, the Company's ultimate parent, Voya Financial, Inc., forgave payment of certain unpaid expense allocations owed by the Company to Voya Financial, Inc. The Company recorded the reduction of the related liabilities of $1,266,584 as a capital contribution which increased Additional Paid-in Capital on the Statement of Financial Condition in the second quarter of 2015.

9. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. The Company has elected to use the alternative method, permitted by the Rule, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $250,000 or 2% of aggregate debit balances arising from customer transactions, as defined.

As of December 31, 2015, the Company had net capital of $28,409,353, which was $28,159,353 in excess of the required net capital of $250,000. The Company had no aggregate debit items at December 31, 2015.